

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 11, 2006

Mr. G. Thomas Graves III
President and CEO
Toreador Resources Corporation
4809 Cole Avenue, Suite 108
Dallas, TX 75205

> **Re:** **Toreador Resources Corporation**
> **Item 4.02(a) Form 8-K**
> **Filed September 8, 2006**
> **File No. 000-02517**

Dear Mr. Graves:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note in your filing that you intend to restate your financial statements pursuant to a Form 10-K/A as of and for the year ended December 31, 2005, a Form 10-Q/A as of and for the three months ended March 31, 2006 and a Form 10-Q/A as of and for the six months ended June 30, 2006. As you are unable to provide a specific date for such filings, please amend your filing to provide a range of dates in which you intend to file the restated financial statements. Additionally, if you expect your filings will be significantly delayed, please amend your Form 8-K to communicate such delay, explain why your amended filings will be delayed and the expected time of filing your amendments.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark A. Wojciechowski at (202) 551-3759 if you have questions regarding comments on the Form 8-K. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief